Exhibit 99.5
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: RANDGOLD RESOURCES LIMITED 2. Reason for notification (yes/no) An acquisition or disposal of voting rights YES An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached An event changing the breakdown of voting rights Other (please specify): 3. Full name of person(s) subject to notification obligation: FMR LLC 4. Full name of shareholder(s) (if different from 3): See attached schedule 5. Date of transaction (and date on which the threshold is crossed or reached if different): 02 April 2009 6. Date on which issuer notified: 03 April 2009 7. Threshold(s) that is/are crossed or reached: 14% 8: Notified Details A: Voting rights attached to shares Class/type of shares Situation previous to the triggering transaction Resulting situation after the triggering transaction If possible use ISIN code Number of shares Number of voting rights Number of shares Number of voting rights Percentage of voting rights Direct Indirect Direct Indirect ISIN: 10,800,891 10,800,891 10,683,291 10,683,291 13.93% GB00B01C3S32 B: Financial Instruments Resulting situation after the triggering transaction Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired Percentage of voting rights (if the instrument exercised/converted) Total (A+B) Number of voting rights Percentage of voting rights 10,683,291 13.93% 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: See attached schedule Proxy Voting: 10. Name of proxy holder: FMR LLC 11. Number of voting rights proxy holder will cease to hold: 117,600 12. Date on which proxy holder will cease to hold voting rights: 03 April 2009 13. Additional information: None 14 Contact name: 15. Contact telephone name: Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)	
Phone number & email	
Other useful information (at least legal representative for legal persons)	Amanda Chana fil-regreporting@fil.com
B: Identity of the notifier, if applicable	
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

FMR

Issuer Name:	RANDGOLD RESOURCES LIMITED
Current ownership percentage:	13.93%
Total shares held:	10,683,291
Issued voting right capital:	76,662,078

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
6,765,225	Brown Brothers Harriman and CO	FMRCO
104,200	Citibank NA	FMRCO
258,115	JP Morgan Chase Bank	FMRCO
497,666	Mellon Bank N.A.	FMRCO
22,400	Northern Trust CO	FMRCO
400	State Street Bank and TR CO	FMR
3,029,885	State Street Bank and TR CO	FMRCO
4,800	State Street Bank and TR CO	FMTC
600	CIBC Mellon Trust (C)	FCL